

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2012

Via e-mail:
Mr. David A. Barta
Senior Vice President and Chief Financial Officer
Cooper Industries plc
5 Fitzwilliam Square
Dublin 2, Ireland

> **Re: Cooper Industries plc**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 21, 2012**
> **Definitive Proxy Materials on Schedule 14A**
> **Filed March 13, 2012**
> **File No. 1-31330**

Dear Mr. Barta:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements

Note 13, Industry Segments and Geographical Information

Geographic Information, page F-24

1. Refer to page F-24. Tell us and disclose why despite the fact that the majority of your revenues were generated by your United States operations, your Non-US operations generated significant higher income from continuing operations before income taxes than your U.S. operations.

Note 15, Income Taxes – page F-29

2. Please tell us in detail of the nature of the $1.0 billion foreign deferred tax asset related to a net loss operating carryforward that was approved by a foreign jurisdiction in September 2009. Disclose and tell us in detail why you needed to recognize a corresponding valuation allowance.

Definitive Proxy Materials on Schedule 14A

Steps Taken in Response to Most Recent Say-on-Pay Vote Results, page 19

3. In future filings when applicable, please explain how and why say-on-pay voting results motivated management to take action.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have questions regarding comments on the financial statements and related matters. You may contact Paul Fischer, Attorney-Advisor, at 202-551-3415, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho, for

Larry Spirgel,
Assistant Director